MEGlobal
KPC House
54 Pall Mall
London SW1Y 5JH

EXHIBIT 99

For editorial information:
Jane Oxford-Gurr
MEGlobal, London
Tel. +44-870-710-7454
E-mail: joxfordgurr@dow.com
OR
Doug Brinklow
Tel +(989) 636-2320
Email:drbrinklow@dow.com

For editorial information:
Maha Hussain
Petrochemical Industries Company
(PIC)
Tel. + 965 3211132
e-mail:Maha_Hussain@pic.com.kw
OR
Mohammad Al-Hasawi
Tel. + 965 3263011
email:mohammadalhasawi@pic.com.kw

FOR IMMEDIATE RELEASE

MEGlobal Begins Operation

LONDON—(July 1, 2004)— MEGlobal™, a 50/50 joint venture between Petrochemical Industries Company (PIC) of Kuwait, a wholly owned subsidiary of Kuwait Petroleum Corporation, and The Dow Chemical Company has received full regulatory approval and has commenced formal operations in the manufacture and sale of Monoethylene Glycol and Diethylene Glycol, (EG), as a new entity in the global EG market. Daniel C. Scheid has been named President and chief executive officer of MEGlobal.

MEGlobal is headquartered in London, England, with approximately 200 employees worldwide and production facilities in Fort Saskatchewan and Red Deer, Alberta, Canada. MEGlobal serves customers around the world with ethylene glycol, a raw material for the manufacture of polyester fibers, polyethylene terephthalate resins (PET), antifreeze formulations and other industrial products.

PIC is one of six specialized subsidiaries of the state-owned Kuwait Petroleum Corporation, (KPC). PIC represents the petrochemical arm of KPC and produces fertilizer and petrochemicals.

PIC has invested in the modernization of its fertilizer complex in Kuwait and expects to reach one million ton per annum of granular urea production. PIC also runs a 100,000 ton per annum polypropylene plant through an arrangement with EQUATE.

Currently, PIC is executing an Aromatics project for the production of paraxylene and benzene in Kuwait. PIC is committed to carrying out its operations in accordance with best industry practice and to ensuring that its facilities comply with highest safety and environmental standards.

Dow is a leader in science and technology, providing innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of $33 billion, Dow serves customers in more than 180 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of sustainable development, Dow and its approximately 46,000 employees seek to balance economic, environmental and social responsibilities. Reference to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.